FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	**0001018905**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 26, 2002 Series 2002-2	**333-66328**

Name of Person Filing the Document
(If Other than the Registrant)


02029394

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ____________________
Name: Richard Johnson
Title: Chief Financial Officer

Dated: March 26, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$250,000,000

Mortgage Pass-Through Certificates, Series 2002-2

Impac Secured Assets Corp.
Issuer

Impac Funding Corporation
Seller and Master Servicer

GMAC Mortgage Corporation
Subservicer

March 14, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Maturity (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A-1	$5,000,000	2.00%	8.00%	6.50% Fixed	**0.168**	4/25/33	Aaa/AAA
A-2	12,500,000	5.00%	8.00%	6.50% Fixed	**13.111**	4/25/33	Aaa/AAA
A-3	25,000,000 (d)	10.00%	8.00%	6.50% Fixed	**11.105**	4/25/33	Aaa/AAA
A-4	49,264,154	19.71%	8.00%	Floater (e)	**1.570**	4/25/33	Aaa/AAA
A-5	(f)		8.00%	Floater (e)	**1.570**	4/25/33	Aaa/AAA
A-6	88,591,000	35.44%	8.00%	6.50% Fixed	**5.000**	4/25/33	Aaa/AAA
A-7	49,264,156	19.71%	8.00%	4.50% Fixed	**1.570**	4/25/33	Aaa/AAA
B-1	6,250,000	2.50%	5.50%	6.50% Fixed	**10.575**	4/25/33	Aa2/AA
B-2	5,000,000	2.00%	3.50%	6.50% Fixed	**10.575**	4/25/33	A2/A
B-3	3,500,000	1.40%	2.10%	6.50% Fixed	**10.575**	4/25/33	Baa2/BBB
Total	**$244,369,310**	97.75%					

Notes:
(a) The principal balance of each Class of Certificates is subject to a 10% variance.
(b) Prepayment Pricing Speed Assumption: 100 PPC which is equal to a ramped 4% CPR building to 18% in 12 months, and remaining constant at 18% CPR thereafter, multiplied by 1.00.
(c) The Certificates will be priced to a 1% cleanup call.
(d) Lockout Bond.
(e) The pass-through rate is the lesser of (i) one-month LIBOR plus 0.27% and (ii) 8.50%.
(f) The initial notional amount of the class A-5 Certificates is $49,264,154.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The mortgage loans will consist of one loan group of approximately $194,098,066 of loans.
- The collateral information presented herein is based on a "Statistical Calculation Date" as of March 1, 2002.
- The actual pool balance as of the Closing Date is expected to be approximately $250,000,000.

THE STRUCTURE

There will be senior/subordinate shifting interest structure.

The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, and Class A-7 Certificates are the senior Certificates. Class B-1 through B-3 are offered Subordinate Certificates.

Non-Offered Certificates:

Class B-4	$1,500,000
Class B-5	$1,125,000
Class B-6	$2,625,000
Class X1	Notional
Class PO	$380,690
Class P	Prepayment Penalties

Summary of Terms

Depositor:	Impac Secured Assets Corp.
Seller and Master Servicer:	Impac Funding Corporation
Subservicer:	GMAC Mortgage Corporation
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	Bankers Trust Company of California, N.A.
Optional Termination:	1% Cleanup Call
Statistical Calculation Date:	March 1, 2002
Cut-off Date:	March 1, 2002
Closing Date:	On or about March 28, 2002
Distribution Date:	25th day of each month (or the next business day), commencing April 2002
Prepayment Period:	With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.
Pass Through Rates:	The pass-through rates for each class of Certificates (other than the Class A-4 and Class A-5) will be per annum fixed rates.
Interest Payments:	On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The 'accrual period' for the Class A-1, Class A-2, Class A-3, Class A-6, Class A-7, Class B, and Class XI Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates based on a 360-day year that consists of twelve 30-day months.

With respect to any Distribution Date, the Class A-4 and Class A-5 Certificates will be entitled to interest accrued from and including the preceding Distribution Date (or from and including the Closing Date, in the case of the first Distribution Date) to and including the day prior to the then current Distribution Date (the "Class A-4 and Class A-5 Accrual Period") at the respective Certificate Rate on the related principal balance of such Certificates on an actual/360-day basis.

Principal Payments:

Senior Optimal Principal Amount: The Senior Optimal Principal amount will be an amount equal to the sum of (i) The Senior Percentage of Scheduled Principal, (ii) the Senior Prepayment Percentage of all Full and Partial Prepayments and (iii) the lesser of the Senior Percentage of the Scheduled Principal Balance of a Liquidating Mortgage Loan or the Senior Prepayment Percentage of the Net Liquidation Proceeds.

Subordinate Optimal Principal Amount: The Subordinate Optimal Principal amount will be an amount equal to the sum of (i) The Subordinate Percentage of Scheduled Principal, (ii) the Subordinate Prepayment Percentage of all Full and Partial Prepayments, (iii) the excess of Net Liquidation Proceeds over the amount included in clause (iii) of the Senior Optimal Principal Amount definition and (iv) on the distribution date on which the current principal amount of the Senior Certificates has been reduced to zero, 100% of any Senior Optimal Principal Amount.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance:

With respect to any offered certificate as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Class A-3 Lockout Distribution Amount:

For any distribution date, the product of (x) the Class A-3 Lockout Percentage for that distribution date and (y) the Class A-3 Pro Rata Distribution Amount for that distribution date. In no event will the Class A-3 Lockout Distribution Amount for a distribution date exceed the Principal Distribution Amount for the Certificates for that distribution date.

Class A-3 Lockout Percentage:

For each distribution date, the applicable percentage set forth below:

Distribution Dates	Lockout Percentage
April 2002 through March 2007	0%
April 2007 through March 2008	30%
April 2008 through March 2009	40%
April 2009 through March 2010	60%
April 2010 through March 2011	80%
April 2011 and thereafter	100%

Class A-3 Pro Rata Distribution Amount:

For any distribution date, an amount equal to the product of (x) a fraction, the numerator of which is the Certificate Principal Balance of the Class A-3 Certificates immediately prior to that distribution date and the denominator of which is the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to that distribution date and (y) the Principal Distribution Amount with respect to the Certificates for that distribution date.

Available Distribution Amount: For any distribution date and each mortgage loan group, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the related mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by Servicing Fees, the fees of the Trustee, the advisor's fee and any amounts in respect of the premiums payable to Radian under the Radian Lender-Paid PMI policies. The holders of the Class P Certificates will be entitled to all prepayment charges received on the mortgage loans, and such amounts will not be available for distribution to the holders of the other classes of certificates.

P&I Advances: The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate, (2) the Trustee's Fee Rate, (3) the advisor's fee rate (if any) and (4) the related Radian PMI Rate, if such mortgage loan is a Radian PMI Insured Loan.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class A Certificates in an amount equal to the Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Subordinate Certificates in order of their numerical class designations, beginning with the Class B-1, so each Subordinate Class shall receive (a) the Pass-Through Rate and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest: The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until March 2007. The senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero.

Credit Enhancement: Subordination: The initial Credit Enhancement Percentages are as follows:

Class A-1	8.00%
Class A-2	8.00%
Class A-3	8.00%
Class A-4	8.00%
Class B-1	5.50%
Class B-2	3.50%
Class B-3	2.10%

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.03% per annum, payable monthly; PMI Fee Rate of [0.062]% per annum, payable monthly; Trustee Fee of 0.01% per annum, payable monthly.

Optional Call: At its option, the holder of the residual certificates may either purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, or purchase the Certificates, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 1% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Registration: The Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as a REMIC for federal income tax purposes.

ERISA Considerations: The Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and the Class B-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Collateral	
Statistical Pool Balance	$194,098,065.62
Average Balance	$171,465
% Conforming Balances	77.70%
WA Gross WAC (%)	8.5780%
Range of Gross WAC	5.7500% - 13.2500%
WA Net WAC (%)	8.2273%
WAM (mos)	351
WA Age (mos)	1
WA Orig. Term (mos)	352
Balloon / Fully Amortizing	5.66% / 94.34%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	681
Up to 599	3.34%
600 to 649	28.12%
650 to 699	35.85%
700 to 749	21.11%
750 to 799	11.45%
800 and above	0.12%
Original LTV	
Weighted Average	81.35%
% with LTV's > 80%	50.18%
% with MI of loans with LTV's > 80%	99.54%
Prepayment Penalties	
None	28.23%
12 month	0.92%
24 month	3.62%
36 month	8.88%
60 month	58.34%
Property Type	
Single Family Detached	73.01%
PUD	13.54%
Condominium	7.04%
2-4 Family	6.28%
Not Available	0.14%
Occupancy Status	
Owner Occupied	86.64%
Investment	10.51%
Second Home	2.85%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Loan Group	
Documentation	
Limited Documentation	37.65%
EZ Documentation	40.95%
Full Documentation	21.26%
No Documentation	0.13%
Loan Purpose	
Purchase	53.47%
Cash-Out Refinance	32.43%
Rate/Term Refinance	14.10%
Insurance	
Mortgage Insurance / No Mortgage Insurance	46.43% / 53.57%
Geographic Concentration (> 5% of Total)	
California	38.42%
Northern CA	6.51%
Southern CA	31.91%
Florida	18.59%
New York	-
Illinois	-
Texas	-
Georgia	5.47%